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                                                                    EXHIBIT 12.1


                         ANADARKO PETROLEUM CORPORATION
               CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
                    EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   NINE MONTHS ENDED SEPTEMBER 30, 2001 AND FIVE YEARS ENDED DECEMBER 31, 2000

                                  Nine Months
                                     Ended                  Years Ended December 31
                                  September 30    -------------------------------------------
millions except ratio amounts         2001         2000     1999     1998      1997     1996
                                  ------------    ------   ------   ------    ------   ------
Gross Income (Loss)               $       (479)   $1,519   $  179   $   (7)   $  205   $  197
Rentals                                     10        16       11       12         8        4
Earnings (Loss)                           (469)    1,535      190        5       213      201

Gross Interest Expense                     221       193       96       82        62       56
Rentals                                     10        16       11       13         8        4
Fixed Charges                     $        231    $  209   $  107   $   95    $   70   $   60

Preferred Stock
 Dividends                                   9        17       17       11        --       --

Combined Fixed Charges
 and Preferred Stock
 Dividends                        $        240    $  226   $  124   $  106    $   70   $   60

Ratio of Earnings to
 Fixed Charges                             n/m      7.35     1.77     0.05      3.04     3.34

Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends                                 n/m      6.80     1.53     0.05      3.04     3.34

As a result of the Company's net loss for the nine months ending September 2001, Anadarko's earnings did not cover fixed charges by $700 million and did not cover combined fixed charges and preferred stock dividends by $709 million. In 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.